PSA PEUGEOT CITROEN

08000726

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

Ref. : DF/CMF – DW/FP -2008-008

January 31, 2008

File N° 82 – 3531

SUPPL

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated December 2007 – January 2008,

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Denis WORBE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : denis.worbe@mpsa.com

dw 2/14

Paris - December 3, 2007

Appointments effective January 1, 2008

Claude Vajsman has been appointed President of the China Business Unit and a member of the Expanded Executive Committee, effective January 1, 2008. Denis Duchesne will be appointed Vice President, Mechanical Components and Foundries in the Manufacturing and Components Division as of March 1, 2008.

The DPCA Board of Directors will be asked to appoint Patrick Le Blainvaux as Executive Vice President of the joint venture to replace Claude Vajsman. Patrick Le Blainvaux was formerly Director of the Wuhan plant.

Claude Vajsman, 56
Graduate of Ecole Supérieure d'Informatique, d'Electronique et d'Automatique
Vice President, Citroën Manufacturing Operations from 1996 to 1998
Director of Platform 3 from 1998 to 2000
Director of Technical, Management and IT Resources and Director of Platform Personnel from 2000 to 2003
Vice President, Industrial Operations in China from 2003 to 2004
Executive Vice President of DPCA since mid-2005

Denis Duchesne, 56
Graduate of Ecole Centrale de Paris
Managing Director of DCAC (China) from 1996 to 1998
Director of the Mulhouse Production Center from 1998 to 2001
Director of Cooperation Platforms from 2001 to 2004
Director of the Sochaux Production Center from September 2004 to January 2007
President of the China Business Unit since February 2007

Patrick Le Blainvaux, 51
Graduate of INSA Lyon
Began his career with Bosch
Joined PSA Peugeot Citroën in 1988
Deputy Director of the Xian Fan plant in China from 1995 to 1998
Director in charge of coordinating platform subassemblies from 1998 to 2000
Director of Mechanical Components and Foundries industrial cooperation projects from 2000 to 2005
Director of the Wuhan Production Center since October 2005

December 11, 2007

PSA PEUGEOT CITROËN

2008 AGENDA

- **February 13, 2008**: **2007 Full Year Results** (before market hours)
- **April 24, 2008**: **First Quarter 2008 Sales and Revenue** (before market hours)
- **May 28, 2008**: **Annual Stockholders' Meeting**
- **July 23, 2008**: **2008 First Half Results** (before market hours)
- **October 24, 2008**: **Nine Month 2008 Sales and Revenue** (before market hours)

These informations are available on our **web site: www.psa-peugeot-citroen.com**

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 - www.psa-peugeot-citroen.com

Paris - December 13, 2007

THE CENTRAL WORKS COUNCIL HAS REVIEWED THE MEASURES TAKEN UNDER THE JOBS AND CAPABILITIES REDEPLOYMENT PLAN

Today, at the Central Works Council meeting, Jean-Luc Vergne, Executive Vice President Human Resources and Chairman of the Central Works Council, has reviewed the measures taken under the jobs and capabilities redeployment plan launched on June 1st 2007.

In the last six months, 5,090 employees have taken advantage of the measures available under the plan in order to leave the Group. They include 1,010 people who have volunteered to take retirement, 3,740 who have left to pursue personal projects and 340 who have taken out-placement leave. In addition, 590 employees not affected by the plan have accepted incentives to retire from the Group, while others have volunteered to take long-term leave or to benefit from other measures under the plan's incentive schemes.

In all, 2,120 operators, 1,620 clerical employees, technicians and supervisors and 2,310 managers have benefited from the various plan measures.

Jean-Luc Vergne said that Automobile Division employee numbers in France had reduced by 5,515 since the beginning of the year, including employees who left before the plan was launched (June 1st). This figure excludes those who have volunteered to leave but are still serving their period of notice.

The job redeployment plan presented to the Central Works Council on May 9 was designed to address PSA Peugeot Citroën's compelling need to improve its competitiveness and reduce its fixed operating costs. In an environment shaped by flat sales volumes and eroding profits, the decision was taken at the end of 2006 to reduce overheads, revamp operating procedures, optimize real estate costs and reduce the corporate workforce.

The Group chose to adapt the workforce without making any lay-offs and without any early-retirements. Instead, the reductions were made through natural wastage and a system of incentives for employees volunteering for in-placement or out-placement measures. To this end, employees interested in leaving the Group to take up new positions or to pursue a personal project were offered financial incentives. The plan was open to all employees, with the exception of those directly involved in production or sales or in certain specific positions, whose departure would require the hiring of the same number of replacements.

The adjustments were made on a voluntary basis, within the framework of the Human Resources Planning and Development agreement signed on April 6, 2007 with representatives of five unions.

Significant resources were deployed to help all employees concerned, in line with the Group's corporate social responsibility commitment that no employee should have to find a new job on his or her own. Placement offices were opened on each site, to offer advice, assistance and support to employees in finding a new job. Job fairs were organized to enable interested employees to meet companies which have positions to fill and to receive advice on setting up a new business or finding a new job.

"It's clear", said Jean-Luc Vergne, "that the measures implemented by the Group attracted a lot of interest among our employees. In the end we exceeded our initial target of 4,850 departures. This is due to the quality of social dialogue within our organization, our innovative approach, its application and our management's commitment. All of these factors helped us achieve the workforce reductions swiftly and responsibly."

Concerning the outlook for 2008, Jean-Luc Vergne said that "while we have made good progress in cutting fixed and structural costs, we still need to go further. Workforce reduction will continue, mainly through natural wastage. However, we plan to continue to offer leaving incentives at five or six sites which show an excess of 1,000 skilled workers, and to limit new hiring on the basis of a very selective process."

December 27, 2007

PSA Peugeot Citroën to Build Plant in Kaluga, Russia

PSA Peugeot Citroën has notified the Russian authorities of its decision to build a plant in the city of Kaluga, 180 kilometers southwest of Moscow.

Scheduled to come on stream in 2010, the new factory will produce vehicles in the midsize segment, which represents nearly 60% of all sales in the fast expanding Russian market.

The new facility is central to PSA Peugeot Citroën's development strategy in Russia, considered to be a priority growth market. The Group plans to sell 100,000 Peugeot and Citroën vehicles in Russia in 2010, with a commitment to eventually raising this number to 300,000 a year.

The signing ceremony for the project is scheduled to take place in Russia in early 2008.

Paris - January 8, 2008

Vehicles Sales Up 3.8% in 2007
Solid Performances by the Peugeot 207 and Citroën C4 Picasso
One million vehicles emitting less than 140 CO2 g/km sold in Europe

Highlights

- **Vehicles sales up 3.8% to 3,233,000 units**
- **Vehicles and CKD units sales rose 1.8% to 3,428,000 vehicles**
- **Vehicles sales accelerated in the second half to 6.2% (1.7% in the first half)**
- **Sales increased in Europe for the first time since 2002.**
- **Sales in the Group's priority regions (China, Mercosur, Russia) were up 16.1%.**
- **One million vehicles emitting less than 140 CO_2 g/km were sold for the second year in a row.**

PSA Peugeot Citroën sold 3,428,000 vehicles and CKD units in 2007, up 1.8% from the 3,366,000 units sold in 2006. This performance reflects a solid 3.8% increase in vehicles sales – led by an 11.1% rise in international markets and a return to growth in Europe, where unit sales rose 1.2% – offsetting a 22.5% decline in sales of CKD units. The pace of growth accelerated in the second half, with **vehicles sales increasing by 6.2% versus 1.7% in the first six months.**

PSA Peugeot Citroën's strengths in 2007

- **Sales of the Peugeot 207, which was introduced in France in April 2006, totalled 521,000 units, exceeding the target of 500,000 units** for the model's first full year on the market.
  The Peugeot 206 continued to increase its international expansion, helped by the launches in China, Iran and Malaysia in 2006, and confirmed its sales potential with 309,000 units sold.
  Combined worldwide sales of the **206 and 207** rose 7.1% to 830,000; together, the two models represented **Europe's best selling compact.**
  Aggregate sales of the marque's compact lineup – comprising the Peugeot 107, 206, 207 and 1007 – rose 4.8% in 2007 on the back of 20% growth in 2006.

- **For Citroën, the highlight of 2007 was the success of the C4 Picasso** launched in October 2006, with more than 200,000 units sold during the year. The robust performance by the Xsara Picasso, with 120,000 units sold, drove a spectacular 55.1% increase in **Citroën's compact MPV** sales, making the marque **Europe's leading brand in this segment.**

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 - www.psa-peugeot-citroen.com

- With combined sales of 348,000 units in 2007, the **Citroën Berlingo and Peugeot Partner** delivered their best performance ever since their launch more than ten years ago.

- New products presented or launched during the 2nd half of the year: Peugeot 308 and Citroen C5 respectively, have met with a very favourable reception. The **Citroen C5** is due to go on sale in the first half of 2008 while the **Peugeot 308 received the "Golden Steering Wheel" award in Germany** and succeeded in bringing in over 83.000 orders within a few weeks of its going on sale.

- **PSA Peugeot Citroën confirmed its leadership of the European light commercial vehicles market,** with registrations up 4.9% to 387,000 units, representing an 18.8% market share. The light commercial vehicle range has been renewed at a rapid pace since mid-2006. After the June 2006 launch of the Peugeot Boxer and Citroën Relay and the January 2007 introduction of the Peugeot Expert and Citroën Dispatch – elected 2008 Vans of the Year –, the new Peugeot Bipper and Citroën Nemo will go on sale at the beginning of 2008, along with the new Citroën Berlingo and Peugeot Partner during the first half.
  Following this complete overhaul of the Peugeot and Citroën light commercial vehicle ranges, carried out in record time, the Group will have its youngest ever lineup (with an average model age of 2.2 years) and will be poised to further extend its leadership of this market in 2008.

- **PSA Peugeot Citroën also confirmed its environmental leadership** in 2007. For the second year in a row, the Group sold **one million vehicles emitting less than 140 CO_2 g/km**, of which 750 000 emitting less than 130 CO_2 g/km. In the less than 130 CO_2 g/km segment in Europe, the Group's market share stood at more than 26%.

Western Europe (18 countries): back to sales growth

In a European car and light commercial vehicle market up by a slight 0.7%, **PSA Peugeot Citroën's registrations rose for the first time since 2002**, to 2,333,000 units – including 1,226,000 Peugeots and 1,107,000 Citroëns – representing an **increase of 0.9%.** After several years of market share decrease, the Group's market share held firm at 13.8% (7.3% for Peugeot and 6.6% for Citroën) in a challenging business environment. PSA Peugeot Citroën is Europe's second largest manufacturer of cars and the leading manufacturer of light commercial vehicles.

PSA Peugeot Citroën is market leader in France, Spain, Belgium and Portugal and is ranked second in Italy, Denmark and Switzerland.

- **In France**, where the Group is the leading manufacturer, combined Peugeot and Citroën car and light commercial vehicle registrations rose by 1.9% to 779,800 units in a market up 3.5%, representing a 30.9% market share.

- **In Spain,** the Group maintained its leadership position in cars and light commercial vehicles with 19.2% of the market. Citroën was once again the country's biggest selling marque, with 203,000 registrations and a 10.7% market share.

- In a **United Kingdom** market up 2.8%, the Group's car and light commercial vehicle registrations rose by 1.8% to 286,000 units and its market share held firm at 10.4% in 2007.

- **In Italy,** PSA Peugeot Citroën's fourth largest market in unit sales, the Group sharply increased its share to 9.9% from 9.5% in a market that expanded by 6.2% during the period. Registrations rose by 10.7% to 269,000.

- **In Germany,** market share stood at 5.5%. A change in VAT rules at the beginning of the year triggered a sharp 7.9% drop in the market and Group registrations were also down, by 10.6%.

Outside Western Europe: vehicles sales up 11.1%

Outside Western Europe, Group sales of vehicles and CKD units exceeded one million units for the third year in a row. These markets represented 32.2% of worldwide sales for the year, versus 31.8% in 2006 and 30.4% in 2005.
Sales of vehicles outside Western Europe rose by 11.1%, led by faster expansion in the Group's priority regions.

- **In Eastern Europe,** where PSA Peugeot Citroën is the second largest manufacturer, sales rose 15.5% to 132,000 units, outperforming the market.
  In the six main countries of Central Europe (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia), unit sales totalled 115,000 units. This represented an increase of 13.9% in a market up 10.2%, giving the Group an 11.7% share versus 11.3% in 2006.

- **In Russia,** a new priority growth region for the Group, PSA Peugeot Citroën registrations rose by a third to 36,000 units in a fast growing market (+35%).

- In a **Chinese** market up by a strong 24.5% and following a strong sales growth (+63%) in 2006, Dongfeng Peugeot Citroën Automobile (DPCA) sold 209,000 vehicles in 2007. This represented an increase of 3.1% and gave DPCA a market share of 4%. A product plan has been drawn up, and restructuring of the Citroën network is underway, along with the development of the Peugeot network, to help consolidate sales in 2008.

- In the **Mercosur** region (Brazil and Argentina), PSA Peugeot Citroën registrations rose 32.5% to 208,000 units, **outperforming a very fast growing car market** (+ 27.4% overall, including rises of 27.6% in Brazil and 26.6% in Argentina).
  In Brazil, registrations rose 33.3% to 129,000 units, for a 5.5% market share, while in Argentina, unit sales expanded 31.1% and market share improved by 0.5 points to 15%.

Growth accelerated in the second half

Sales growth accelerated in the second half of 2007 in Europe as well as outside Europe. In Western Europe, sales were up 2.6% over the period (-0.1% for the first half). Outside Western Europe, vehicles sales increased to 15.6% (+7.1% in the first half) supported, by the Mercosur Group results (+44.6% in the second half against +14.4% in the first half).

2008 Sales Outlook

In a still highly competitive marketplace, demand in Europe should remain in 2008 at 2007 levels. For PSA Peugeot Citroën, the year will mark a new phase in the model renewal process, with the launch of the new Citroën C5, the expansion of the Peugeot 308 line-up, and the introduction of the Citroën Nemo and Peugeot Bipper small commercial vehicles, as well as the new Citroën Berlingo and Peugeot Partner. Combined with the ramp-up of the models introduced in 2007, these new models should drive faster growth in the Group's European unit sales.

As a result, the Group expects to sell around 3,550,000 to 3,650,000 units sales of assembled vehicles and CKD units in 2008, representing an increase of around 5%. This growth should be stronger in the second half of the year than in the first six months, as a result of the scheduled launches of new vehicles. This objective is in line with the CAP 2010 action plan.

PSA Peugeot Citroën: Worldwide Sales of Passenger Cars and Light Commercial Vehicles

		2006	2007	% change
Western Europe	Peugeot	1,224,900	**1,223,000**	- 0.1%
	Citroën	1,071,300	**1,099,000**	+ 2.6%
	Total PSA	2,296,200	**2,323,000**	+ 1.2%
Eastern Europe*	Peugeot	60,000	**70,000**	+ 16.4%
	Citroën	54,000	**62,000**	+ 14.5%
	Total PSA	115,000	**132,000**	+ 15.5%
Russia	Peugeot	16,000	**26,000**	+ 63.1%
	Citroën	13,000	**10,000**	- 21.3%
	Total PSA	29,000	**37,000**	+ 25.0%
Mercosur**	Peugeot	115,000	**141,000**	+ 22.3%
	Citroën	52,000	**75,000**	+ 46.3%
	Total PSA	166,000	**216,000**	+ 29.7%
China	Peugeot	82,000	**93,000**	+ 13.7%
	Citroën	121,000	**116,000**	- 4.1%
	Total PSA	203,000	**209,000**	+ 3.1%
Rest of the World	Peugeot	225,000	**232,000**	+ 3.3%
	Citroën	81,000	**85,000**	+ 4.3%
	Total PSA	306,000	**317,000**	+ 3.6%
Total Assembled Vehicles	**Peugeot**	1,723,000	**1,786,000**	**+ 3.7%**
	Citroën	1,392,000	**1,448,000**	**+ 4.0%**
	Total PSA	3,115,000	**3,233,000**	**+ 3.8%**
CKD units	Peugeot	237,000	**181,000**	- 23.5%
	Citroën	14,000	**13,000**	- 5.4%
	Total PSA	251,000	**195,000**	- 22.5%
Total Assembled Vehicles and CKD units	**Peugeot**	1,959,800	**1,967,000**	**+ 0.4%**
	Citroën	1,406,100	**1,461,000**	**+ 3.9%**
	Total PSA	3,365,900	**3,428,000**	**+ 1.8%**

* Croatia, Hungary, Poland, Czech Republic, Slovakia, Slovenia, Lithuania, Latvia, Estonia, Cyprus, Malta
** Brazil, Argentina

Paris – January 17, 2008

WITH THE NEW CITROËN BERLINGO AND PEUGEOT PARTNER, PSA PEUGEOT CITROËN HAVE THE YOUNGEST AND MOST EXTENSIVE LINEUP OF LIGHT COMMERCIAL VEHICLES IN THE MARKET

Christian Streiff, Chairman of PSA Peugeot Citroën, Gilles Michel, Managing Director of Automobiles Citroën, and Jean-Philippe Collin, Managing Director of Automobiles Peugeot, have unveiled the new Citroën Berlingo and Peugeot Partner at the Vigo plant in Spain, where production of the two vehicles has begun.

Built on the Group's Platform 2, the vehicles represent a total investment of €660 million, of which €334 million has been for research and development. The new Berlingo and Partner will be produced in Vigo, where the C4 Picasso family of MPVs is currently assembled. The plant offers installed capacity of approximately 300,000 units a year for the two new models.

Beginning in May 2008, these new vehicles will complete the line-up and the previous generation will remain in the catalogue as a redefined range of Berlingo First and Partner Origin.

The new 2008 Berlingo and Partner models are enhanced versions of the original vehicles. They combine earlier strengths—multifunctionality, robustness and ease-of-use—with greater comfort and spaciousness. Moreover, they are equipped with the same features as those found on the most recent mid-range sedans. Comfort features include self-regulating air-conditioning, automatic headlight activation and rain sensors, while safety features include ABS and front airbags as standard equipment and head curtain airbags, ESP and cruise control as options. The new Berlingo and Partner are also the first vehicles in their category to offer tyre-pressure sensors.

The two vehicles stand out by their attractive styling and enhanced brand differentiation, which more effectively express each marque's distinctive identity and ensure closer alignment with their respective ranges.

Ingenious solutions have been integrated into both the commercial and leisure-activity versions to enhance their utility and modularity.

- For the commercial vehicle, the modular, multifunctional front seat can be transformed into a mobile desk, used as a seat for safely carrying a third passenger over short distances or partially folded to significantly increase load volume and usable length.
- The leisure-activity vehicle, in addition to featuring a completely redesigned roof window, delivers MPV-like modularity, with individual rear seats and an opening rear window.

Another innovation is that the Berlingo and Partner will be the Group's first vehicles to offer a remote fleet management system. Thanks to an aftermarket service based on a telematics device installed on the vehicle, fleet managers will be able to check mileage, service dates, brake pad wear and oil levels via email messages that arrive directly in their inbox. By providing invaluable vehicle data, this solution simplifies fleet tracking and maintenance and enables managers to optimise their spending.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

Available in gasoline and diesel engine versions, the new vehicles will feature a 1.6 HDi FAP® engine with CO_2 emissions of 147g/km for the leisure-activity vehicle and 153g/km for the commercial vehicle.

As part of the CAP 2010 initiative, the day-one quality enhancement programme has been integrated into this project. Like the Peugeot 308 and the new Citroën C5, the new Berlingo and Partner benefit from the most recent validation and reliability standards. The total distance driven in pre-launch road tests has been doubled to 3million kilometres in order to identify any residual defects before the vehicles are brought to market.

Launched in 1996, the Berlingo and Partner compact van concept has been remarkably successful, with nearly 3.2 million vehicles produced. In 2007, eleven years after their launch, the Berlingo and Partner enjoyed their best sales ever, with 348,000 units sold worldwide. In Europe, they were an immediate success with business users, who appreciated their multifunctionality. In 2007, a combined 128,400 Berlingo and Partner commercial vehicles were sold in Europe[1], representing more than 29% of the F1 (small van) segment.

The concept also led to a new market segment for consumers—leisure-activity vehicles that are economical, roomy, convenient and fun. PSA Peugeot Citroën is the overall European leader in this segment, with 126,200 vehicles sold for a market share of almost 44%.

With the new Citroën Berlingo and Peugeot Partner small vans, PSA Peugeot Citroën boasts the youngest and the most extensive lineup of light commercial vehicles ever offered by a European automotive manufacturer. The two vehicle ranges have been entirely renewed and expanded in less than two years. Each marque will offer five van families this year, ranging from the small Citroën Nemo and Peugeot Bipper city-use vans, to the Citroën Jumpy and Peugeot Expert compact vans (named 2008 Van of the Year) and the Citroën Jumper and Peugeot Boxer light commercial vehicles.

Thanks to this broad range of vans covering a wide array of load volumes and payloads, PSA Peugeot Citroën offers solutions capable of satisfying the most diverse business user requirements. This versatility is a definite advantage in helping the Group to strengthen its leadership in the European light commercial vehicle segment, in which it held a nearly 18.8% market share in 2007.

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[1] 27 European countries

January 29, 2008

Agreement Officially Signed to Build PSA Peugeot Citroën Plant in Kaluga, Russia

PSA Peugeot Citroën has signed a cooperation and investment agreement with the Kaluga Regional Government, in a Moscow ceremony in the presence of the Minister of Economic Development and Trade of the Russian Federation.

The agreement defines the conditions under which a PSA Peugeot Citroën assembly plant will be built in the city of Kaluga, located 180 kilometres southwest of Moscow. The new facility will be built on a site totalling 200 hectares, of which 50 will be dedicated to a supplier park. Investment will total 300 million euros for this assembly plant with a capacity of 150 000 units per year.

Signature of the agreement means that PSA Peugeot Citroën can quickly begin construction, with the cornerstone expected to be laid by the end of first-half 2008.

Scheduled to come on stream in 2010, the new plant will produce medium size cars to meet the strong growth in demand for this segment, which accounts for 60% of cars sold in Russia.

Russia is one of PSA Peugeot Citroën's priority growth markets, where the Group plans to sell 100,000 Peugeot and Citroën vehicles in 2010, with a commitment to eventually raising this number to 300,000 a year.

END

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com